Exhibit 2.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2010

INTRODUCTION

This document provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Equinox Minerals Limited (“Equinox” or the “Company”) to enable a reader to assess material changes in financial condition and results of operations of Equinox as at and for the three and nine month periods ended September 30, 2010, in comparison to the corresponding prior-year periods.

This MD&A, which has been prepared as at November 10, 2010, is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), for the three and nine month periods ended September 30, 2010 (collectively the “Financial Statements”). All amounts in this MD&A are expressed in U.S. dollars, unless identified otherwise. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein.

This MD&A should be read in conjunction with both the Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2009, the related annual MD&A included in the 2009 Annual Report and the Company’s Annual Information Form dated March 15, 2010, each of which have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online at SEDAR.

Readers are cautioned not to rely solely on the summary of such information contained in this MD&A, but should also read the Annual Information Form dated March 15, 2010, and subsequent press releases, all of which are filed on SEDAR. Readers are also directed to the cautionary notes and disclaimers contained herein. Additional information relating to the Company is available online at SEDAR.

HIGHLIGHTS FOR THE QUARTER

Operating Events

•

Generated an operating profit(1) of $166.4 million, an increase of 160% from $64.1 million in the third quarter of 2009. An after tax profit of $71.2 million was also generated, an increase of 226% from a loss of $56.3 million in the same period in 2009.

•	Copper production increased 37% over the third quarter of 2009, with 38,445 tonnes (84.76 million pounds) of copper in concentrate produced.

•	Material movement increased to 30.39 million tonnes and is the best quarterly result to date.

•	The Lumwana plant produced at its design rate of 20 million tonnes per annum over the quarter with 4.94 million tonnes of ore milled.

•	Achieved a quarterly C1 operating cost(1) of $1.21 per pound of copper.

•	Cash resources of $263.3 million at the end of the quarter, an increase of $51.1 million over the second quarter, resulting from positive operating cash flows.

•	Achieved recoveries of 89% and mine head grade of 0.87% Cu.

Corporate Events (following quarter end)

•	Equinox announced a takeover bid for Citadel Resource Group Limited, an emerging ASX-listed base metals and gold company with a portfolio of development and exploration assets located in Saudi Arabia.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Performance

	Three months ended Sept 30		Nine months ended Sept 30
(in thousands of dollars except as otherwise noted)	2010	2009(2)	2010	2009(2)
Gross sales	$296,658	$170,798	$721,277	$298,531
Net income/(loss)	$71,152	($56,266)	$177,121	($155,598)
Earnings/(loss) per share (dollars)	$0.10	($0.08)	$0.25	($0.24)
Copper produced in tonnes	38,445	28,111	112,751	74,787
Copper produced in pounds (millions)	84.76	61.97	248.57	164.87
Copper sold in tonnes	35,784	26,465	98,309	50,100
Copper sold in pounds (millions)	78.89	58.34	216.73	110.45
Realized copper price per pound (net of smelter charges)	$3.41	$2.58	$2.97	$2.38
C1 operating cost(1) per pound of copper	$1.21	$1.46	$1.31	$1.46
Cash and cash equivalents	$263,256	$119,862	$263,256	$119,862
Weighted average shares outstanding (in thousands)	707,785	701,169	707,587	658,312

(1)	C1 operating cost is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
(2)	The Lumwana Mine commercial production commenced April 1, 2009.

In relation to the concentrate offtake contracts, at the end of the third quarter of 2010, the Company had 25,037 tonnes of payable copper provisionally priced at $3.63 per pound ($8,012 per tonne) which remained subject to final pricing adjustment in the fourth quarter of 2010. The final pricing adjustments recognized during the third quarter of 2010 from the previous quarter provisionally priced copper sales was a profit of $12.9 million, which is included in the gross sales for the third quarter of 2010.

BUSINESS, MARKET & OUTLOOK

Background

Equinox is an international mining and exploration company, dual listed on the Toronto Stock Exchange (the “TSX”) and the Australian Securities Exchange (the “ASX”) under the symbol “EQN”. The Company was formed pursuant to Articles of Incorporation under the Canada Business Corporations Act on January 19, 2004 for purposes of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited (“Equinox Resources”), its 100% owned subsidiary. The principal asset of Equinox is a 100% interest (held through its subsidiary) in the Lumwana Mine (or “Lumwana”), which consists of two major copper deposits, “Malundwe” and “Chimiwungo”, located 220 km northwest of the Zambian Copperbelt, together with numerous exploration prospects; and interests in a number of exploration projects in Zambia.

Core Business

Equinox’s primary asset is the Lumwana Mine in Zambia. Since 1999, Equinox has focused its efforts on the Lumwana Mine, completing a pre-feasibility study in 2000, a bankable feasibility study in 2003, a definitive feasibility study in 2005 and a uranium feasibility study (the “UFS”) in 2008. Equinox commenced the construction of the Lumwana Mine in the fourth quarter of 2005. In December 2008, the Lumwana Mine was commissioned with a nameplate capacity of 20 Mtpa and copper sulphide concentrate production and sales commenced to off-takers. Commissioning of the Lumwana Mine completed the successful transition of Equinox from developing a major project to operating what management believes will become one of Africa’s largest copper mines.

Following the completion of the ramp up of mine and process plant operations significant opportunities exist at the Lumwana Mine to: (i) further expand and optimize the mine and concentrator throughput rate; (ii) assess and evaluate the additional near mine deposits and extensions; and (iii) develop the Lumwana Mine uranium resource. Equinox will continue to assess these opportunities for expansion at the Lumwana Mine.

In addition, Equinox will continue to review and assess international acquisition opportunities to grow the Company.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Copper Markets

Copper prices have strengthened throughout the third quarter of 2010 with an average price per pound of $3.29; 3.5% higher than the second quarter of 2010 average price per pound of $3.18. The stronger copper price reflected increasing confidence in the European banking sector, receding concerns of a double dip recession in the United States and continued release of positive economic data from China. The outlook for the medium to long term copper market also remains positive.

The recovery and strength of copper prices following the global financial crisis have been supported by supply constraints and sustainable demand for copper. Physical copper stockpiles monitored by the London Metal Exchange, New York Mercantile Exchange and Commodity Exchange, Inc. and Shanghai Futures Exchange continued to decline through the third quarter of 2010 supporting the view that the market for copper remains tight. Despite the short term volatility in global markets, demand for copper from China, and to a lesser extent Europe and the United States, together with supply constraints, is expected to continue to support the positive outlook for copper markets over the medium to long term. The average copper price for the year to date as at September 30, 2010 was $3.25 per pound and the closing price for the third quarter of 2010 was $3.65 per pound.

Outlook

As a result of both the mine and process plant operating at “nameplate” design and the stronger than expected results in the third quarter of 2010, management has increased its full year production guidance to 140,000 tonnes (308 million pounds) of copper metal in concentrates at an average estimated C1 operating cost(1) of $1.35 per pound.

Operations

An operating profit(1) of $166.4 million and an after tax profit of $71.2 million were generated during the third quarter of 2010. The operating profit(1) for the year to date as at September 30, 2010 represents an increase of 160% when compared to the third quarter 2009 operating profit(1) of $64.1 million. The after tax profit for the three months ended September 30, 2010 represents an increase of 226% when compared to the third quarter 2009 net loss of $56.3 million.

Lumwana Mine produced 38,445 tonnes (84.76 million pounds) of copper produced at a C1 operating cost(1) of $1.21 per pound of copper for the third quarter of 2010. Production for the nine months ending September 30, 2010 was 112,751 tonnes (248.55 million pounds) of copper at a C1 operating cost(1) of $1.31 per pound of copper.

In the third quarter of 2010, 4.18 million tonnes of ore was mined, with 4.94 million tonnes of ore milled, at a head grade of 0.87% Cu and copper recovery of 89% which resulted in the production of 38,445 tonnes (84.76 million pounds) of copper. The mine continued to increase the total material movement averaging more than 10 million tonnes per month, while the plant operated at design capacity with 4.94 million tonnes of ore treated in the quarter. Production for the nine months to the end of September 2010 totalled 112,751 tonnes of copper in concentrate.

Material movement of 30.4 million tonnes is the best quarterly result to date and is a result of continued operational improvements with longer working faces, larger blasts and higher benches, leading to better equipment productivity and utilization. The Company’s five new Hitachi EH-4500 trucks have now been commissioned and were operating during the third quarter of 2010. Mining operations moved into new production stages during the third quarter, resulting in additional stripping and slightly lower ore production for the quarter at 4.18 million tonnes, necessitating the drawdown of stockpiles.

The plant produced at its design rate of 20 million tonnes per annum over the quarter with 4.94 million tonnes of ore milled. Despite the higher throughput rates, copper production was down relative to the second quarter of 2010. This was due to lower head grades of 0.87% copper as mining moved out of the higher grade Starter Pit and slightly lower copper recovery of 89% with some transitional oxide-sulphide material from the new stages being treated. The lower head grade and recoveries achieved in the third quarter are expected to continue into the fourth quarter.

C1 operating costs(1) were $1.21 per pound of copper for the third quarter of 2010, which was a slight increase from the second quarter of 2010 and a 17% decrease from the third quarter of 2009. Lower operating costs offset the lower grade and copper recovery. Operating costs were reduced as much of the material moved in the pit was removal of overburden and therefore capitalized rather than expensed. The amount of overburden removal is expected to reduce in the fourth quarter of 2010.

In addition to the copper ore mined during the quarter, mining of the uranium zones Valeria South and Valeria North within the Malundwe pit continued during the quarter. The uranium stockpile on the ROM pad has increased to 4.5 million tonnes of almost 900 ppm uranium and 0.8% copper, and is being classified and expensed as “waste” to the copper project. This uranium-copper stockpile may be treated at a later date, if and when the Company builds a uranium plant.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Lumwana Mine Production Statistics

Production Statistic	Measure	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Total material movement	Tonnes (m)	30.39	26.60	14.99	22.23	29.30
Ore mined	Tonnes (m)	4.18	5.09	3.09	4.20	4.02
Ore processed	Tonnes (m)	4.94	4.57	3.59	3.96	3.82
Head grade	Copper %	0.87	1.02	0.93	0.94	0.92
Copper recovery	Copper %	89	94	92	93	80
Concentrate grade	Copper %	41	44	44	46	47
Copper in concentrate	Tonnes	38,445	43,835	30,471	34,626	28,111
Copper in concentrate	Pounds (m)	84.76	96.64	67.18	76.33	61.97
Copper sold	Tonnes	35,784	35,929	26,596	31,410	26,470
C1 operating cost(1)	Per Pound	$1.21	$1.19	$1.60	$1.53	$1.46

Production Guidance

As a result of both the mine and plant operating at “nameplate” design and the stronger than expected results in the third quarter, management has increased its full year production guidance to 140,000 tonnes (308 million pounds) of copper metal in concentrates at an average estimated C1 operating cost(1) of $1.35 per pound.

Offtake Update

During the quarter, concentrate delivery was predominantly directed to Chambishi Copper Smelter Limited and the Konkola Copper Mines Plc smelter at Nchanga on the Zambian Copperbelt. Concentrate stocks have remained at similar levels to the second quarter with the stronger than expected production results, but it is anticipated that these will be substantially drawn down over the remainder of the year.

Town Development

The Lumwana town development continues to advance with 939 houses completed as at September 30, 2010. The commercial and retail developments, including the recently opened Lumwana supermarket, are advancing and a self-sustaining modern town is being developed.

Corporate Activities

Subsequent to quarter end, in October 2010, Equinox entered into an agreement with Citadel Resource Group Limited (“Citadel”), under which Equinox proposes to acquire all of the issued and outstanding ordinary shares of Citadel by way of a recommended takeover offer (the “Offer”) in accordance with the laws of Australia and the rules of the ASX. The board of directors of Citadel has recommended unanimously that Citadel shareholders accept the Offer, in the absence of a superior proposal.

The Offer is comprised of a combination of 1 Equinox CHESS depositary interest (an “Equinox CDI”) for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash, or, at the option of each Citadel shareholder, comprised of a combination of 1 Equinox common share (an “Equinox Share”) for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash. The total value of the Offer is approximately A$1.25 billion (US$1.23 billion) based on the offer announced October 25, 2010. After completion of the transaction, Equinox shareholders will own approximately 81% of the combined group and Citadel shareholders will own approximately 19%. All directors of Citadel who hold Citadel shares as well as certain key Citadel shareholders, in aggregate representing 19.9% of Citadel’s outstanding shares, have entered into pre-bid acceptance agreements with Equinox under which they have agreed to accept the Offer in the absence of a superior proposal that is not matched by Equinox.

The combined group will be a leading independent copper producer with a portfolio of high-quality assets in Zambia, including the long-life Lumwana copper mine, and in Saudi Arabia, where Citadel is developing the Jabal Sayid copper-gold project.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Based on Equinox’s volume weighted average share price (“VWAP”) on the ASX of A$5.96 over the 10 days to October 22, 2010 (being the last trading day prior to announcement of the Offer), the value of the Offer is A$0.522 per Citadel share. This represents:

•	a 21% premium to Citadel’s 10-day VWAP prior to the Offer; and

•	a 27% premium to Citadel’s Enterprise Value[1] over the same period.

Equinox has entered into a Bid Implementation Agreement with Citadel, which includes customary terms for a transaction of this nature including “no shop” and “no talk ” provisions and a break fee of A$12 million payable in certain circumstances. In addition, the Bid Implementation Agreement provides Equinox with the right to match any superior proposal.

The Offer is subject to a number of conditions, including minimum acceptance of the Offer by holders of at least 90% of the outstanding Citadel shares, no material adverse change occurring in Citadel prior to the expiry of the Offer and certain key milestones being met in relation to the proposed acquisition by Citadel of an increased interest in the Jabal Sayid project. Equinox has already received approval for the Offer from Australia’s Foreign Investment Review Board. The issuance of Equinox Shares in connection with the Offer is subject to approval by the TSX.

The conditions to the Offer, as well as a summary of the key terms of the Bid Implementation Agreement, are provided in the appendices to this announcement.

Equinox’s Bidder’s Statement is expected to be dispatched to Citadel shareholders, and the Offer to open for acceptance, in early November 2010. Bid conditions and key terms can be found in the press release that was issued on October 25, 2010.

Citadel is an emerging ASX-listed base metals and gold company with a portfolio of development and exploration assets located in Saudi Arabia, within the highly prospective Arabian Shield minerals province. Citadel’s flagship asset is Jabal Sayid, a copper-gold project located 350 kilometres north-east of the Red Sea port city of Jeddah, the commercial capital of Saudi Arabia, and 120 kilometres south-east of Medina.

Exploration Activities

Drilling activity has been maintained throughout the third quarter of 2010 at the Chimiwungo deposit, the second ore body to be developed at the Lumwana Mine after Malundwe. After the completion of the Chimiwungo East reverse circulation percussion drilling (“RC”) program and the exploratory deep core drilling of the Chimiwungo East south plunging shoot during the second quarter of 2010, the Company turned its attention in the third quarter of 2010 to:

•	RC drilling in the footprint of the Chimiwungo South starter pit;

•	extending resources to the south of the Chimiwungo South deposit;

•	Diamond drilling of the Chimiwungo South Fault along the northern boundary of this deposit; and

•	sterilization drilling for infrastructure and waste dumps to the immediate west of the pit area.

Chimiwungo South

Chimiwungo South open pit resource drilling: Chimiwungo South represents the down dip extension of the Chimiwungo Main ore body that has been up-faulted along a broad east-west trending, steep north-dipping fault zone, such that near surface mineralization facilitates open pit mining. As with the Chimiwungo East mineralization that was reported last quarter, the three ore horizons that typify Chimiwungo mineralization were intersected on all section lines, and plunge south to south-easterly. Ore grade intercepts have been returned from transition and sulphide ore types, and assaying of all material types is being undertaken to better define the near-surface copper sulphide distribution. Drilling utilized 72 RC drill holes totaling 5,823m to infill the shallower sections of the ore body to a 50 x 50m spacing.

Chimiwungo South Ore Extension: An historical scout exploration hole, CHI026 drilled by Phelps Dodge in 1994 was up until recently the best hole in the Chimiwungo series of deposits (CHI026, 80m @ 1.34%Cu from 285m), and is located 100m south of the Chimiwungo pit southern toe as currently designed (i.e. it lies within the southern wall of the pit and is not captured within the ore to be mined). This suggests that the pit design for the Chimiwungo South portion of the overall Chimiwungo mineralization is constrained by lack of drill data. Accordingly, during the third quarter of 2010, diamond drill holes were completed in two east-west fences, one to incorporate CHI026 (8640000N)

[1]	Enterprise Value is calculated as the 10-day VWAP for Citadel, less A$0.086 per share in cash as at September 30, 2010

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

at 100m south of the currently quoted resource, and an additional line 200m further south again (8639800N). To date, 14 holes have been drilled. On both lines holes have intersected copper mineralization comprising both chalcopyrite and bornite, predominantly in the two lower ore schist horizons. Chemical assays have been received for three holes and these are cited in Table 1 below. The mineralization is open to the south at depths of 250m to 500m. (Fig 1, Table 1).

TABLE 1: Most recent drill intercepts, Chimiwungo South

Hole ID	East	North		From	To	m	Cu_pct	U_ppm	Depth Below Surface
CHI0192	377802	8639801	entire intercept	293	412	119	0.73		288
			comprising	293	296	3	0.82	3.8	288
			and	315	328	13	1.1	21.6	310
			and	329	368.4	39.4	0.94	796.3	324
			incl	350	354	4	1.13	7462	345
			and	387.1	412	24.9	1.31	55.4	381
			and	422	423.1	1.1	0.21	6.0	416
CHI0193	378001	8639798	entire intercept	388.7	436	47.3	0.70		383
			comprising	388.7	412.3	23.6	0.95	29.1	383
			and	421.2	436	14.8	0.72	6.0	415
CHI0198	377550	8640001	entire intercept	207.85	305	97.15	0.51		205
			comprising	207.85	214.2	6.35	0.47	143.2	205
			and	258	281	23	1.14	8.1	254
			and	290.85	293.2	2.35	1.77	3.8	286
			and	300.15	305.75	5.6	2.88	5.7	296

Chimiwungo South Fault delineation: The Chimiwungo South Fault provides a natural break between the Chimiwungo Main and South ore bodies. It is along this east-west structure that vertical movement has occurred to bring the mineralization present at depth down plunge of Chimiwungo Main mineralization (at 250m) back to near- surface in the Chimiwungo South area. As scant information was available on the attitude of the structure, 15 diamond holes (CHI0086-0100) were targeted into the zone for geotechnical reasons, as the fault zone will likely form the northern wall of the Chimiwungo South Year 1 pit. The anastomosing fault zone is a compound feature up to 65m wide that dips northward at 60 degrees.

Chimiwungo Sterilization Drilling: The primary crusher and Years 1 - 3 waste dumps lie to the north west of the proposed Chimiwungo South open pit. This immediate area has been shown to be free of mineralization within open pittable depths using RC and diamond drilling over a restricted area. Additional drilling is warranted north and south from this area to ensure future waste dumps do not encroach upon potentially mineralized positions.

Lumwana Mine Lease Exploration

During 2009, extensive field work occurred at the North Dome and Odile Prospects. The prospects were both identified by the coincidence of spectrometer (uranium), soil geochemical and Induced Polarisation anomalies. The host rocks are interpreted to be comparable to the Malundwe and Chimiwungo deposits, although the prospects lie on a different thrust sheet. At the close of the third quarter, a diamond rig was moved to the North Dome site to commence drill testing the target and will move to Odile in November.

Zambia Regional Exploration Targets

In November 2009, the Company was granted the 1,957km2 Mufapanda license, an Iron Oxide Copper Gold target which is located 250km southeast of Lumwana and 195km west-northwest of Lusaka. Ground work has been enhanced by the addition of spectrometers, ground gravity and ground magnetic survey capabilities to aid the field mapping.

The planned exploration program included an airborne magnetic, radiometric and gravity survey over the property to provide the essential foundation for exploration for this style of mineralization. Due to the proximity of Mufapanda to an air force base, airborne access has been restricted and the Company continues to seek permission to fly the airborne survey.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

The Company holds additional exploration tenements and applications elsewhere in Zambia that have been affected by the introduction of legislation in 2008 that governs the title and commitments on prospecting licenses in Zambia. The Company continues to work closely with the Government of the Republic of Zambia (the “GRZ”) to resolve the inconsistencies and ambiguities in the legislation before committing expenditure to these regional tenements. No work is being undertaken on these properties currently.

Figure 1

Grade x thickness contour of Chimiwungo.

The outline of the current pit is shown by the black line.

The Chimiwungo East Shoot is defined by widely spaced drill holes with similar characteristics to the Chimiwungo Main Shoot.

Expansion and Optimization Plans

Significant opportunities exist at the Lumwana Mine to further expand and optimize the concentrator and mine throughput rate; to assess and evaluate the additional near mine deposits discovered to date; and to develop the Lumwana Mine uranium resource. Equinox will continue to assess these opportunities for expansion and organic growth at the Lumwana Mine.

The Lumwana processing plant is capable of treating ore at rates above the design capacity of 20 Mtpa and management believes it is capable of treating about 24 Mtpa through optimization and debottlenecking without any significant modification. Now that Lumwana has reached design capacity, it is the Company’s objective to increase mine output to achieve this 24 Mtpa target by 2012. However, given the very large resource and long mine life of the Lumwana Mine, there is potential to increase mine output further to at least 35 Mtpa. Such an increase will require expansion of the processing plant and possibly mining fleet.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

During the second quarter of 2010, Equinox commenced a two phased feasibility study (the “Expansion Feasibility Study”) to investigate an expansion to 35 Mtpa of the Lumwana copper project with the award of the engineering contract to Ausenco. The Ausenco work is anticipated to take approximately ten months to complete with results expected by the end of the first quarter of 2011.

During the third quarter of 2010, the Company continued the Expansion Feasibility Study and this study is progressing on schedule. It is expected that Lumwana will be able to debottleneck the plant to increase production to 24 Mtpa by the end of 2011, with the Chimiwungo pit commencing production towards the end of 2012.

Equinox also completed in 2008 the UFS investigating the onsite treatment of discrete and high grade uranium mineralization contained within the Lumwana Mine copper pit shells. The UFS has confirmed the potential viability of onsite uranium treatment. During the second quarter of 2010, Equinox undertook an assessment of the uranium offtake market aimed at identifying the current level of demand and available terms for uranium offtake. The findings of this assessment supported recent industry research suggesting that current supply levels outweigh demand and as a result the prevailing offtake terms are currently more favorable to offtakers. However, the uranium market is predicted to tighten over the next two to three years primarily due to forecast increases in demand from China. Equinox will continue to monitor the uranium market and assess the future development of the uranium project. Should Equinox be successful in negotiating viable uranium offtake agreements and securing the requisite project capital financing, the Company estimates plant construction to take approximately 18 to 24 months. The decision to proceed with the development of the Lumwana uranium project will depend, subject to Board approval, on a number of factors including satisfactory financing and offtake terms being secured. In the interim, the separate stockpiling of Lumwana Mine uranium ore is ongoing and at the end of the third quarter of 2010, the stockpile totalled 4.5 million tonnes of 886 ppm uranium and 0.84% copper.

Zambian Tax

On April 1, 2008 the GRZ enacted a number of changes to the Zambian tax regime, particularly in relation to mining companies. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income.

On January 30, 2009, the Minister of Finance of the GRZ announced changes within the 2009 Budget which included the abolition of a number of changes enacted in 2008, including the removal of the windfall tax and hedging activity quarantine provisions. The 2009 changes took effect on April 1, 2009. The Company has applied the tax changes from the effective date.

In December 2005, the Company entered into a Development Agreement with GRZ for its Lumwana Mine which provides LMC with a 10 year stability period in the regulatory environment, including taxation, and rights of independent arbitration in the event of any dispute. Following local and international legal advice, the Company believes that the Development Agreement overrides the April 2008 changes to the Zambian tax regime. Until it has resolved the uncertainty surrounding the application of the Development Agreement, the Company has measured in the current year its taxation balances on the basis of the enacted legislation, but defers these balances in accordance with the terms of the Development Agreement.

If the Company had calculated its taxation related balance based on the terms of the Development Agreement the royalty expense for the nine months ended September 30, 2010 would have reduced by an estimated $16.7 million and the income tax expense for the nine months ended September 30, 2010 would have decreased by an estimated $7.7 million. The accumulated impact on the retained earnings loss position at September 30, 2010 is estimated to be a $35.6 million reduction. The Company continues to hold discussions with the GRZ in relation to the Development Agreement.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

OVERALL PERFORMANCE

Financial Condition

As at September 30, 2010, Equinox had cash resources of $263.3 million, an increase of $154.1 million from December 31, 2009 due to positive operating cash flows generated from strong production. The positive cash flows were offset against break fees and loan origination costs associated with the Company’s debt refinancing completed in March 2010, along with the quarterly debt repayments. As at September 30, 2010, long term debt consisting of outstanding amounts under corporate fleet debt facilities was $433.1 million, compared to $518.7 million as at December 31, 2009.

Financial Position

(in thousands of dollars except as otherwise noted)	As at September 30, 2010	As at December 31, 2009
Cash and cash equivalents	263,256	109,130
Property, plant and equipment	1,136,935	1,102,773
Total assets	1,657,722	1,457,674
Long-term debt	433,053	518,652
Total liabilities	797,716	777,102
Shareholders’ equity	860,006	680,572
Weighted Average Shares Outstanding (000’s)	707,587	670,385

Increasing cash and property, plant and equipment (“PPE”)

Total assets increased to $1,657.7 million as at September 30, 2010, compared to $1,457.7 million as at December 31, 2009, primarily due to positive cash flows from the increased production during the period. Total PPE increased to $1,137 million as at September 30, 2010, compared to $1,103 million as at December 31, 2009, due to the capitalization of costs associated with the overburden campaign during the third quarter and acquisition of Lumwana plant and equipment.

Reductions in long-term debt

As a consequence of the debt restructuring announced in the first quarter of 2010, long term debt repayments of $331.1 million were made during the nine month period ending September 30, 2010 which reduced the total long term debt balance at September 30, 2010 to $433.1 million. The repayment of $331.1 million was funded by the drawdown of the Company’s $400.0 million corporate loan facility and the remaining amount through cash reserves. The debt repayment included $18.9 million of break fees and $13.9 million loan origination fees associated with the refinancing of the Lumwana senior and subordinated project debt facilities which closed in March 2010.

Mineral royalties, customs duties and withholding taxes incurred during the nine months ended September 30, 2010 of $39.5 million have been deferred, under the terms of the Company’s Development Agreement with the Government of Zambia dated December 16, 2005. These amounts are deferred until the Lumwana debt is eliminated.

Shareholders’ equity increases due to net profit

The Company recorded a net income of $177.1 million for the nine months ended September 30, 2010 due to increasing production and lower operating costs at the Lumwana Mine.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Cash Flow

	Three months ended Sept 30		Nine Months ended Sept 30
(in thousands of dollars)	2010	2009	2010	2009
Operating activities	112,871	41,740	317,610	58,271
Financing activities	(21,552)	(73,671)	(97,098)	53,685
Investing activities	(39,767)	(35,352)	(65,485)	(43,461)

Net increase / (decrease) in cash and cash equivalents	51,552	(67,283)	155,027	68,495

Three months ended September 30, 2010 compared to the three months ended September 30, 2009

Cash inflow from operating activities was $112.9 million for the three months ended September 30, 2010, compared to cash inflow of $41.7 million for the three months ended September 30, 2009. The increase is due to strong production during the third quarter of 2010 that generated an operating profit(1) of $166.4 million. This is offset against the negative working capital movements of $49.2 million.

Cash outflows from financing activities were $21.6 million for the three months ended September 30, 2010, compared to cash outflow of $73.7 million for the three months ended September 30, 2009 due to finance lease payments and routine loan repayments of $20.0 million.

Cash outflows from investing activities were $39.8 million for the three months ended September 30, 2010, higher than the corresponding period in 2009 ($35.4 million) due to Lumwana Mine capital expenditure and the capitalization of mining costs associated with overburden removal during the third quarter of 2010.

Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

Cash inflow from operating activities was $317.6 million for the nine months ended September 30, 2010, compared to cash inflow of $58.3 million for the nine months ended September 30, 2009 due to strong production during the period that generated an operating profit(1) of $339.6 million.

Cash outflows from financing activities were $97.1 million for the nine months ended September 30, 2010, compared to cash inflow of $53.7 million for the nine months ended September 30, 2009. The outflow of $97.1 million related to net loan repayments and break fees from the Company’s debt refinancing in March 2010 and routine quarterly loan repayments of $56.7 million

Cash outflows from investing activities were $65.5 million for the nine month period ended September 30, 2010, higher than the corresponding period in 2009 ($43.5 million) due to the Lumwana mine and town capital expenditure and the capitalization of mining costs associated with overburden removal in the third quarter of 2010.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

RESULTS OF OPERATIONS

An operating profit(1) of $166.4 million for the three months ended September 30, 2010 and $339.6 million for the nine months ended September 30, 2010 was achieved by the Company, an increase of 160% from the third quarter of 2009 and an increase of 83% from the second quarter of 2010. The operating profit(1) was generated at the Lumwana Mine based on 38,445 tonnes (84.76 million pounds) of copper produced during the third quarter and 112,751 tonnes (248.57 million pounds) produced during the nine months ended September 30, 2010.

	Three months ended Sept 30		Nine months ended Sept 30
(in thousands of dollars except as otherwise noted)	2010	2009(2)	2010	2009(2)
Gross sales	296,658	170,798	721,277	298,531
Smelter treatment charges	(27,532)	(20,517)	(76,950)	(35,887)

Net sales revenue	269,126	150,281	644,327	262,644
Cost of sales	(102,763)	(86,173)	(304,760)	(162,375)

Operating profit(1)	166,363	64,108	339,567	100,269
Derivative gains/(losses)	(32,636)	(88,431)	(8,837)	(260,846)
Exploration costs	(1,328)	(1,303)	(3,670)	(3,413)
Other operating costs	(1,956)	(2,916)	(11,464)	(3,861)
General and administration costs	(3,850)	(2,521)	(9,868)	(6,789)
Financing costs	(9,355)	(16,481)	(27,377)	(32,406)
Long-term compensation costs	(2,657)	(562)	(3,570)	(1,410)
Other income/(expenses)	(7,248)	(1,142)	(4,734)	(5,512)
Income tax (expense)/benefit	(36,181)	(7,018)	(92,926)	58,370

Profit/(loss) for the period	71,152	(56,266)	177,121	(155,598)

Basic earnings/(loss) per share (dollars)	$0.10	($0.08)	$0.25	($0.24)
Diluted earnings/(loss) per share (dollars)	$0.10	($0.08)	$0.25	($0.24)
Weighted basic average number of shares (000s)	707,785	701,169	707,587	658,312
Weighted diluted average number of shares (000s)	720,465	715,934	720,267	673,077

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.
(2)	The Lumwana Mine commenced commercial production on April 1, 2009.

Three months ended September 30, 2010 compared to the three months ended September 30, 2009

Major items affecting the net profit for the period included the following:

1.	Increase in Copper Sales

The Lumwana Mine achieved an operating profit(1) of $166.4 million for the three months ended September 30, 2010 an increase of 160% compared to the corresponding quarter in 2009. The increase was due to strong production levels and a corresponding increase in copper sales at stronger copper prices. During the third quarter, 35,784 tonnes (78.89 million pounds) of copper was sold, a 35% increase on the 26,465 tonnes (58.3 million pounds) of copper sold for the three months ended September 30, 2009.

2.	Reduced C1 Operating costs(1)

C1 operating costs(1) decreased from $1.46 per pound of copper in the third quarter of 2009 to $1.21 per pound of copper in the third quarter of 2010. The decline was due to cost improvements which were largely driven by increased production, improved mining efficiencies and metallurgical recoveries.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

3.	Non-cash hedging Instrument Losses

The Company’s derivative instrument loss impacted the net profit after tax position for the third quarter of 2010. The non-cash hedging loss of $32.6 million for the three months ended September 30, 2010, compared to a loss of $88.4 million for the three months ended September 30, 2009, was due to the revaluation of the remaining hedge book (27,275 tonnes of copper at September 30, 2010) to current market prices and the strengthening of copper prices from $2.96 per pound at June 30, 2010 to $3.65 per pound at September 30, 2010.

During the corresponding period last year, the hedge book was considerably larger (81,775 tonnes of copper for the quarter ended September 30, 2009) and copper prices increased during the quarter from $2.32 per pound at June 30, 2009 to $2.78 per pound at September 30, 2009. Derivative instrument gains and losses are included in the calculation of the Company’s income tax position.

Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

Major items affecting the net profit for the period include the following:

1.	Lumwana Mine Production

The Lumwana Mine achieved an operating profit(1) of $339.6 million for the nine months ended September 30, 2010, compared to $100.3 million for the nine months ended September 30, 2009 due to increased copper production. During the nine months ended September 30, 2010, 98,309 tonnes (216.7 million pounds) of copper were sold, a 96% increase on the 50,100 tonnes (110.5 million pounds) of copper sold during the nine months ended September 30, 2009.

2.	Reduced C1 Operating costs(1)

C1 operating costs(1) for the nine months ended September 30, 2010 decreased to $1.31 per pound of copper compared with $1.46 per pound of copper for the nine months ended September 30, 2009. The decline was due to cost improvements which were largely driven by increased production through improved mining efficiencies and metallurgical recoveries.

3.	Non-cash hedging Instrument Losses

The Company’s derivative instrument loss decreased the net profit after tax position for the nine months ended September 30, 2010. The non-cash hedging loss of $8.8 million during the nine months ended September 30, 2010, compared to a loss of $260.8 million for the nine months ended September 30, 2009, was due to the revaluation of the entire remaining hedge book to current market prices and the strengthening copper prices from $2.78 per pound at September 30, 2009 to $3.65 per pound at September 30, 2010.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected financial data for each of the Company’s last eight quarters. The financial data is derived from the Company’s interim unaudited financial statements, which are prepared in accordance with Canadian GAAP.

	2010			2009				2008
Three months ended	Sept	June	Mar	Dec	Sept	June	Mar(2)	Dec(2)

Total mine material movement (millions of tonnes)	30.37	26.60	14.99	22.23	29.30	20.80	8.88	—

Ore mined (millions of tonnes)	4.18	5.09	3.09	4.20	4.02	3.03	1.84	—

Ore processed (millions of tonnes)	4.94	4.57	3.59	3.96	3.82	3.03	2.88	—

Head grade (copper %)	0.87	1.02	0.93	0.94	0.92	0.98	0.93	—

Copper recovery (copper %)	89	94	92	93	80	82	83	—

Concentrate grade (copper %)	41	44	44	46	47	39	39	—

Copper produced in concentrate (tonnes)	38,445	43,835	30,471	34,626	28,111	24,413	22,263	—

Copper produced in concentrate (millions of pounds)	84.76	96.64	67.18	76.34	61.97	53.82	49.08	—

Copper sold (tonnes)	35,784	35,929	26,596	31,410	26,470	23,640	23,970	—

Copper sold (millions of pounds)	78.89	79.21	58.63	69.24	58.34	52.11	52.84	—

C1 operating cost(1) ($ per pound)	1.21	1.19	1.60	1.53	1.46	1.44	—	—

Copper sales revenue ($000s)	296,658	223,934	200,686	233,431	170,798	127,734	—	—

Smelter treatment charges ($000s)	(27,532)	(28,596)	(20,823)	(27,596)	(20,517)	(15,370)	—	—

Net sales revenue ($000s)	269,126	195,338	179,863	205,835	150,281	112,364	—	—

Cost of sales ($000s)	102,763	(104,277)	(97,721)	(110,443)	(86,173)	(76,269)	—	—

Operating profit(1) ($000s)	166,363	91,061	82,142	95,392	64,108	36,095	—	—

Derivative gains/(losses) ($000s)	32,636	39,557	(15,758)	(68,980)	(88,431)	(74,312)	(98,102)	262,545

Other income/(expense) ($000s)	7,248	4,412	(901)	(196)	(1,142)	(2,636)	(999)	(7,339)

Net income/(loss) ($000s)	71,152	73,442	32,527	(27,465)	(56,266)	(38,741)	(60,591)	13,296

Basic earnings/(loss) per share ($)	0.10	0.10	0.05	(0.04)	(0.08)	(0.06)	(0.10)	0.02

Diluted earnings/(loss) per share ($)	0.10	0.10	0.05	(0.04)	(0.08)	(0.06)	(0.10)	0.02

Basic weighted average shares (millions)	707.79	707.55	707.43	706.21	701.17	675.76	596.93	593.65

Diluted weighted average shares (millions)	720.47	720.42	719.33	719.49	715.93	695.42	614.45	611.16

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.
(2)	The Lumwana Mine commenced commercial production on April 1, 2009.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

OUTSTANDING SHARE DATA

The only class of equity securities of the Company outstanding as at September 30, 2010 is common shares. As at November 10, 2010, the Company had 707,868,211 common shares outstanding.

Equinox has a Long-Term Incentive Plan under which options may be granted to directors, officers and employees of the Company. Vesting of some of the outstanding options is subject to achievement of specified performance hurdles. As at November 10, 2010, there were 15,599,420 incentive stock options outstanding with the exercise prices ranging from Cdn$0.72 to Cdn$4.96 per share.

LIQUIDITY & CAPITAL RESOURCES

As at September 30, 2010, Equinox had cash resources of $263.3 million, an increase of $51.1 million in the quarter due to positive cash inflows from operations.

As at September 30, 2010, the Company had outstanding debt facilities totalling $433.1 million of which $113.4 million falls due in the next 12 months.

The Company expects that it will produce 140,000 tonnes (308 million pounds) of copper metal in concentrates in 2010 at a C1 operating cost(1) of $1.35 per pound. The London Metal Exchange spot price of copper at September 30, 2010 was $3.63 per pound. On this basis, the Company expects to generate positive cash flows for 2010 sufficient to fund ongoing operations and service existing debt.

Contractual Obligations

	Payments Due by Period As at September 30, 2010
(in thousands of dollars)	Total	Less than 1 year	1 year to 3 years	4 years to 5 years	After 5 years
Long term debt	433,053	113,363	139,690	—	180,000
Operating leases	954	520	434	—	—
Finance leases	26,294	9,993	9,670	1,652	4,979
Capital Commitments – Lumwana mine	26,468	26,468	—	—	—
Asset Retirement Obligation	20,671	—	—	—	20,671

Total Contractual Obligations	507,440	150,344	149,794	1,652	205,650

Note: The outstanding capital commitment of the Company relates to construction costs for the Lumwana Mine.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

NON-GAAP FINANCIAL MEASURES

The term “C1 operating cost” is a non-GAAP performance measure reported in this MD&A and is prepared on a per-pound of copper produced basis. The term C1 operating cost does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. C1 operating cost is a common performance measure in the copper industry and is prepared and presented herein on a basis consistent with the industry standard definitions. C1 operating costs(1) includes all mining and processing costs, mine site overheads and realization costs through to refined metal.

The following table provides, for the periods indicated, a reconciliation of the Company’s C1 operating cost measures to GAAP income statement presented in the Financial Statements:

	Three months ended Sept 30		Nine months ended Sept 30
(in thousands of dollars except as otherwise noted)	2010	2009(1)	2010	2009
Costs as reported in the income statement:
Direct and indirect mining costs	74,206	64,864	229,801	125,807
Smelter treatment charges	27,532	20,517	76,950	35,887
Adjustment for change in copper concentrate stockpile inventory	938	5,101	18,500	79,026

Total operating costs	102,676	90,482	325,251	240,720

Copper produced in concentrate (tonnes)	38,445	28,111	112,751	74,787
Copper produced in concentrate (pounds)	84,756,717	61,974,073	248,573,405	164,876,916

C1 operating cost per pound of copper (whole dollars)	1.21	1.46	1.31	1.46

(1)	The Lumwana Mine commenced commercial production on April 1, 2009.

The term “operating profit(1)” is a non-GAAP performance measure reported in this MD&A and represents net sales revenue less cost of sales as reported on the GAAP income statement presented in the financial statements. The terms operating profit(1) do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Operating profit is a common performance measure in the copper industry and is prepared and presented herein on a basis consistent with the industry standard definitions.

The following table provides, for the periods indicated, a reconciliation of the Company’s operating profit(1) measures to GAAP income statement presented in the Financial Statements:

	Three months ended Sept 30		Nine months ended Sept 30
(in thousands of dollars)	2010	2009(1)	2010	2009
Revenue and costs as reported in the income statement:
Copper sales revenue	296,658	170,798	721,277	298,531
Smelter treatment charges	(27,532)	(20,517)	(76,950)	(35,887)

Net sales revenue	269,126	150,281	644,327	262,644

Direct and indirect mining costs	(74,206)	(64,864)	(229,801)	(125,807)
Amortization and depletion	(20,629)	(17,191)	(54,093)	(28,938)
Royalties	(7,928)	(4,118)	(20,866)	(7,630)

Cost of sales	(102,763)	(86,173)	(304,760)	(162,375)

Operating profit	166,363	64,108	339,567	100,269

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use the above terms and information to evaluate the Company. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

FINANCIAL AND OTHER INSTRUMENTS

As at September 30, 2010, the Company has a number of copper put options and forward contracts relating to a proportion of its expected copper production at the Lumwana Mine designed to provide protection from exposure to fluctuations in the copper price.

Upon entering into the copper put option contracts, the Company incurred a premium of $86.5 million, to be due and payable on expiry of the underlying contracts. For the remaining put options, expiring between October 2010 and March 2011, the fair value of the premium payable is $14.4 million. There is no premium or cost associated with the copper forward contracts.

At each reporting date the fair value of the Company’s outstanding hedge book is reassessed based on market rates (i.e. mark-to-market) and independently determined using standard valuation techniques. These techniques incorporate the impact of counterparty credit risk. Changes in the fair value of the outstanding hedge book contracts between reporting dates are recognized in the income statement as non-cash derivative gains or losses. At maturity of each hedge contract a cash settlement takes place and there is a corresponding reduction in the carry value of the hedge book. If the hedge contract is in the money Equinox will receive cash or make a payment if out of the money.

At September 30, 2010, the average contract price (“strike price”) of the hedge book (net of put deferred premium payable) was $2.22 per pound compared to a spot copper price of $3.65 per pound resulting in the hedge book being out of the money with a mark-to-market liability fair value of $56.5 million.

The total decrease in value of the hedge book for the nine months ended September 30, 2010 was $50.8 million of which $8.8 million represents non-cash mark-to-market losses which have been recorded in the income statement. The remaining balance of $59.7 million represents hedge contracts maturing during the nine months to September 30, 2010 of which $51.5 million had been paid in cash and $8.2 million is scheduled to be paid early in the fourth quarter of 2010.

Derivative instruments included in the balance sheet comprise:

(in thousands of dollars)	September 30 2010	December 31 2009
Fair value of hedge book – start of period	(107,310)	256,679

Hedge contracts matured during period	59,651	(34,163)

Mark-to-market fair value gain / (loss) during period	(8,837)	(329,826)

Fair value of hedge book – end of period	(56,496)	(107,310)
Less: current portion	56,496	85,179

Total non-current derivative instruments	—	(22,131)

The following table summarizes the copper hedge book in place at September 30, 2010:

	2010	2011	Total
Copper put options:
Tonnes	6,000	5,000	11,000
Average strike price ($/tonne)	$5,492	$5,364	$5,434
Average strike price ($/lb)	$2.49	$2.43	$2.46

Copper forwards:
Tonnes	7,995	8,280	16,275
Average strike price ($/tonne)	$5,489	$5,367	$5,427
Average strike price ($/lb)	$2.49	$2.43	$2.46

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

CRITICAL ACCOUNTING ESTIMATES

The accounting policies that involve significant management judgment and estimates are discussed in this section. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. For a complete list of the significant accounting policies, reference should be made to note 2 of the Company’s December 31, 2009 audited consolidated financial statements.

Mineral reserve estimates used to measure amortization of property, plant and equipment

The amortization expense is based on the estimated useful economic life of the mine reserves. The estimate which will most significantly affect the measurement of amortization is quantities of proven and probable copper reserves. This estimate is complex and requires significant subjective assumptions that arise from evaluation of geological, geophysical, engineering and economical data for the orebody. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a re-assessment of the viability of production under different economic conditions. Such changes in the data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual copper production could differ from expected copper production based on the reserves, and an adverse change in copper price could make a reserve uneconomic to mine.

Impairment of property plant and equipment

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments are based on estimates of future cash flows, which include: the quantity of mineral reserves; future metal prices and future operating and capital costs to mine and process the Company’s reserves. The variability of these factors depends on a number of conditions, including the uncertainty of future events and, as a result, accounting estimates may change from one period to another. Asset balances could be materially impacted if other assumptions and estimates had been used. In addition, future operating results could be impacted if different assumptions and estimates are applied in future periods.

Revenue recognition

The Company’s sales agreements require final prices to be determined in a future period. For this purpose, it is necessary for management to estimate the final prices received based on current prices for copper. As a result of the significant volatility in current metal prices, actual results may materially differ from those initially recorded when final prices are determined. Management follows the industry practice of re-pricing any provisionally priced sales at the end of each reporting period based on published copper forward curve prices and any differences/adjustments are recorded in the current period’s earnings.

Derivative valuation

The Company enters into derivative instruments to mitigate exposures to copper commodity prices. Fair values for derivative instruments are determined using valuation techniques which use assumptions and estimates based on market conditions existing at reporting date. Realized gains and losses are recorded as a component of operating cash flow.

Future Income Taxes

See “Operations – Zambian Tax Legislation” above for further information.

Asset Retirement Obligation

The Company records asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the Company are accumulated separately for each area of interest. Such expenditures are comprised of net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to the project.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Exploration and evaluation expenditure for each area of interest are written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs are amortized over the estimated useful life of the ore body, on a units-of-production basis, from the commencement of commercial extraction, or written off it the property is sold or abandoned.

Borrowing cost included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where management believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair values is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

CHANGES IN ACCOUNTING POLICIES & INITIAL ADOPTION

Business Combinations and Consolidated Financial Statements

In January 2009, the CICA issued three new accounting standards: Handbook Section 1582, “Business Combinations”, Handbook Section 1601, “Consolidated Financial Statements” and Handbook Section 1602, “Non-Controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Handbook Section 1581, “Business Combinations” and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”), “Business Combinations”. Sections 1601 and 1602 together replace Handbook Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Sections 1601 and 1602 are, collectively, equivalent to the corresponding provisions of IFRS lAS-27, “Consolidated and Separate Financial Statements”. Management does not believe the new standards will have a material impact on Equinox Minerals financial statements.

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board announced its decision to replace GAAP with IFRS for Canadian publicly accountable enterprises.

The effective changeover date is January 1, 2011, at which time GAAP will cease to apply and will be replaced by IFRS. The Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2011, with one period of comparative information also compiled under IFRS.

The Company’s IFRS conversion plan addresses the required changes to existing accounting systems, business processes, and requirements for personnel training and development. The transition date of January 1, 2010 will require the conversion for comparative purposes, of previously reported balance sheet as at December 31, 2009 and December 2010 from GAAP to IFRS and our interim and annual consolidated income statements and cash flow statements.

The major deliverables of the conversion project include:

•	Diagnostic report to explore potential impact of changes in accounting standards (completed);

•	Project plan (completed but will be updated as needed to reflect new developments);

•	Analysis of impact of changes to each accounting standard (completed);

•	Preparation of key accounting policy and procedures manual; (in progress); and

•	Development of a process and system to prepare financial statements in accordance with both GAAP and IFRS (in progress).

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

The Company continues to work through the major deliverables of the conversion plan and estimates completion of this plan in the fourth quarter of 2010.

The sections below illustrate the preliminary quantitative assessment of the impact on Equinox’s IFRS balance sheet as at the January 1, 2010 from the transition elections that the Company elects to apply as well as the significant accounting policy differences between GAAP and IFRS. IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised IFRS accounting standards in relation to provisions, financial instruments, fair value, consolidation and accounting for production phase stripping costs prior to the issuance of our first IFRS financial statements. Management monitors and evaluates IFRS accounting developments and updates our conversion plan as necessary. Consequently, the quantitative differences identified below should be regarded as preliminary and subject to change.

IFRS 1 Elections

IFRS 1, “First time Adoption of International Financial Reporting Standards”, provides companies adopting IFRS for the first time with a number of optional exemptions and certain mandatory exceptions to facilitate the preparation of the opening balance sheet. In order to simplify its transition to IFRS the Company has applied certain optional exemptions in the preparation of its IFRS comparative financials. A summary of each of these IFRS 1 elections is provided below:

•

Cumulative translation account (“CTA”): IFRS 1 offers the first-time adopter of IFRS the option to recognise the CTA balance on translation directly to retained earnings as an alternative to full retrospective application of IAS 21, “The Effect of Changes in Foreign Exchange Rates”. Equinox has elected to apply this exemption and reset the CTA balance to nil as of January 1, 2010, resulting in the transfer of approximately $4.8 million of CTA to Equinox’s retained earnings as at that date.

Preliminary adjustments to IFRS balance sheet as at the transition date

In the third quarter of 2010, Equinox completed a preliminary quantitative assessment of the impact of the transition to IFRS on its balance sheet as at January 1, 2010. Significant adjustments to GAAP as at January 1, 2010 include the adjustments related to IFRS 1 elections identified above, as well as the following:

•

Under GAAP where a post balance date financing agreement has been entered into which results in refinancing short-term repayment obligations on a long-term basis then, subject to satisfying certain requirements, long term debt may be re-profiled to reflect the payment terms of the refinanced debt. This option is not available under IFRS. In March 2010, Equinox secured a new corporate loan facility. As a result $42.4 million of long term debt that would otherwise have been payable within 12 months of balance sheet date was rescheduled and therefore included in non-current long term debt as at 31 December 2009. This re-classification has been reversed under IFRS. There is no difference in the classification of long term debt under GAAP and IFRS for balance dates after the date of refinancing.

•

Certain embedded derivatives previously excluded under GAAP must be recognised under IFRS. Accordingly, Equinox has have recognised a $2.1 million liability with a corresponding adjustment to retained earnings.

•

Under IFRS the Company will be required to continually update the amount of the asset retirement obligation (“ARO”) liability recognized for changes in the discount rate whereas under GAAP, the existing present value of the estimated liability do not require subsequent adjustment for market interest changes in the discount rates. IFRS requires that an entity review the carrying amount of a non-financial liability at each balance sheet date and adjust to reflect the current amount that the entity would rationally pay to settle the present obligation or to transfer it to a third party on the balance sheet date. Under IFRS, constructive obligations must be considered in addition to legal obligations when determining the ARO. Under GAAP, only legal obligations are considered when determining the ARO. The addition of constructive obligation under IFRS is not expected to have any financial impact. The change in measurement of discount rates will result in an increase liability by $4.6 million and on transition to IFRS.

•

GAAP allows the use of the temporal method to translate foreign currency balances, under this method, monetary assets and liabilities are translated at the period end rates and all other assets and liabilities are translated at applicable historical exchange rates with the resulting exchange rate differences included in income. Under IFRS, all assets and liabilities are translated at the period end rates and the resulting exchange rate differences are recognised as a separate component of equity. There is no change to the treatment of revenue and expense items under IFRS, they continue to be translated at the rate of exchange in effect at the date the transactions are recognized in income. The different method used to calculate the foreign exchange under IFRS will result in increased retained earnings by $4.4 million on transition.

Set out below are the key areas identified to date where significant changes in accounting policy are expected.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Impairment of Non-Financial Assets: Under GAAP an impairment test is performed on assets using a two-step approach whereby assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash flow is higher than the carrying amount of the asset, then no impairment charge is required to be recorded. If the undiscounted cash flow is lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of the fair value less cost to sell and value in use (which uses discounted cash flows). This might result in more frequent write-downs where carrying amounts of assets were previously supported under GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previously impaired losses where circumstances have changed such that the impairments have reduced. GAAP prohibits reversal of impairment losses.

Income Tax: GAAP requires the recognition of future income tax assets of both the acquirer and the acquiree in a business combination to be recorded as part of the purchase price allocation. IFRS requires the deferred tax assets of the acquirer to be recorded as a separate transaction from the purchase price allocation. As a result, under IFRS, any deferred tax assets of the acquirer would be recognized through earnings, instead of a reduction of goodwill. It is expected that this accounting change will not impact the Company’s financial results as no business combination transactions have been entered into.

The above disclosure related to IFRS is based on management’s current interpretation of requirements and may change as new information becomes available.

REGULATORY DISCLOSURES

Corporate Responsibility for Financial Reports

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filing, was conducted as of September 30, 2010. Based on the results of the evaluation, the Chief Executive Officer and the Chief Financial Officer conclude that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this MD&A in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in the securities legislation.

Since the September 30, 2010 evaluation, there have not been any adverse changes to the Company’s controls and procedures and they continue to be effective and continue to be enhanced.

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with Canadian GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention of timely detection of unauthorized transactions that could have a material affect on the annual or interim financial statements.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of September 30, 2010 by the Company’s management, including the Chief Executive Officer and the Chief Financial officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

Since the September 30, 2010 evaluation, there have not been any material adverse changes to the Company’s internal controls over the Company’s financial reporting during the period ended September 30, 2010. The Company continues to monitor and enhance the control environment internally.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional, controls can be circumvented by the individual acts of some person, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Legal Proceedings, Disputes and Regulatory Actions

The Company may be involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Equinox’s financial position, statement of income or cash flows.

In assessing the loss contingencies related to legal proceedings that are pending against Equinox or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the quantities. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

CAUTIONARY NOTES

Forward-Looking Statements

Certain information contained or incorporated by reference in this MD&A, including any information as to the Company’s strategy, projects, plans, prospects, future outlook, anticipated events or results or future financial or operating performance, constitutes “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements can often, but not always, be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “predicts”, “potential”, “continue” or “believes”, or variations (including negative variations) of such words; or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “potential to”, or “will” be taken, occur or be achieved or other similar expressions concerning matters that are not historical facts. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made or incorporated in this MD&A are qualified by these cautionary statements.

Without limitation, statements that management estimates that Lumwana will produce 140,000 tonnes (308 million pounds) of copper metal in concentrates at an average estimated C1 operating cost(1) of $1.35 per pound for the 2010 year that head grades and recoveries in the second half of 2010 are expected to be lower which will negatively impact C1 operating costs(1) for the remainder of the year; statements with respect to the expansion and optimization plans at Lumwana, and statements with respect to the proposed Citadel takeover, including the timing and other related matters of such statements, are forward-looking statements. The purpose of forward-looking statements is to provide the reader with information about management’s expectations and plans for 2010 and subsequent years. Actual results may vary.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Forward-looking statements are necessarily based on a number of factors, estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such factors, estimates and assumptions include, but are not limited to, anticipated financial or operating performances of Equinox, it subsidiaries and their respective projects; future prices of copper and uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; estimated costs of future production; the grade, quality and content of the concentrate produced; the sale of production and the performance of offtakers; capital, operating and exploration expenditures; costs and timing of the development of the Lumwana Mine, the costs of Equinox’s hedging policy; costs and timing of future exploration; requirements for additional capital; government regulation of exploration, development and mining operations; environmental risks; reclamation and rehabilitation expenses; title disputes or claims; the successful acquisition of Citadel and the successful integration of the combined companies upon completion of the Offer; and limitations of insurance coverage. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Without limitation, in stating that management estimates that Lumwana will produce 140,000 tonnes (308 million pounds) of copper metal in concentrates at an average estimated C1 operating cost(1) of $1.35 per pound, the Company has assumed that its ongoing efforts towards improving efficiencies will result in improvements in mine, mill and processing plant performance and in availability and utilization of the mining fleet, that the Company’s Hitachi trucks will improve availability and utilization of the mining fleet and that the wet season will not have a material effect on production. In stating that the head grades and recoveries in the second half of 2010 are expected to be lower which will negatively impact C1 operating costs(1) for the remainder of the year, the Company has assumed that it will be mining a greater amount of transitional ore from the surface of additional pits, which transitional ore will dilute head grade and recoveries. In making statements with respect to the expansion and optimizations plans at Lumwana, including the schedule and timing, anticipated results and work required to complete the plans and achieve the desired results, the Company has assumed that the preliminary studies completed to date prove to be accurate, any costs associated with completing such plans will be feasible, that the materials, labour, regulatory approvals and expertise will be available and that the price and demand for copper and uranium will be profitable and that it will secure any necessary financing and/or offtake commitments on satisfactory terms and that the underlying assumption and information in the preliminary studies are correct . In making statements about the Citadel takeover bid, the Company has assumed that the Company will complete the Offer in accordance with the terms and conditions of the Bid Implementation Agreement; management’s assessment of the successful integration of the combined companies upon completion of the Offer prove to be correct; the Company’s and Citadel’s mineral reserve and mineral resource estimates are correct; management’s expectation that Citadel’s Jabal Sayid copper and gold project will be commissioned in late 2011 is correct; Citadel’s Jabal Shaybank, Lahuf, Bari, Wadi Kamal, Murayjib-Bil’iwy, and Jabal Baydan prospects are viable on a basis consistent with management’s current expectations; management’s expectations of the trading price of the Equinox Shares and Equinox CDIs and of Citadel’s ordinary shares are correct; management’s expectation of there being no significant risks relating to the Company’s or Citadel’s mining operations, including political risks and instability and risks related to international operations, are correct; management’s expectation that exchange rates will be approximately consistent with current levels or as set out in the new release dated October 25, 2010 are correct; certain price assumptions for copper, uranium, gold and base metals prove to be correct; certain price assumptions for natural gas, fuel oil, electricity and other key supplies remain consistent with current levels; management’s expectation of production forecasts prove to be correct; and management’s expectations of permitting, development and expansion at the Company’s existing properties prove to be correct.

Readers are also cautioned that forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries, including costs, production and returns, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors are listed below in “Risks and Uncertainties” and are fully discussed in the Company’s Annual Information Form dated March 15, 2010, which can be found on SEDAR or the Company’s website at www.equinoxminerals.com.

Although Equinox has attempted to identify statements containing important factors that could cause actual actions, event or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this document based on the opinions and estimates of management on the date statements containing such forward looking information are made and, except as required by law Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For three and nine months ended September 30, 2010

Technical Information

Certain technical information in this MD&A is summarized or extracted from the “Technical Report on the Lumwana Project, North Western Province, Republic of Zambia” dated June 2008 as re-filed in April 2009 (the “Technical Report”), prepared by Ross Bertinshaw, Principal, Golder Associates Pty Ltd Daniel Guibal, Corporate Consultant, SRK Consulting (Australasia) Pty Ltd, Andrew Daley, Director, Investor Resources Finance Pty Ltd, and Robert Rigo, Vice-President – Project Development, Equinox, each of whom is a “Quafied Person” in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Information of a scientific or technical nature contained in this MD&A arising since the date of the Technical Report is provided by Equinox management and was prepared under the supervision of Robert Rigo, Vice-President – Project Development or John Cooke, Exploration Manager, each of whom is a “Qualified Person” in accordance with NI 43-101. Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Technical Report which is posted on Equinox’s website (www.equinoxminerals.com) and filed on SEDAR and any future amendments to such report. Readers are also directed to the cautionary notices and disclaimers contained herein and therein.

Risks and Uncertainties

Due to the nature of the Company’s business and the present stage of its development, the Company’s operations and results are generally subject to a number of different risks and uncertainties at any given time. Following is a list of the general risks and uncertainties that could materially affect the Company, its operations and financial performance. These risks and uncertainties include, but are not limited to: ¡the risk of unanticipated expenses and unforeseen delays due to the Lumwana project being at the commissioning stage; ¡the risk that the exploration for, and development of ore bodies do not develop into producing mines and the hazards and risks normally encountered in mining operations; ¡the uncertainty relating to production estimates; ¡the uncertainty of future cash costs of copper production; ¡the risk asssociated with the Company’s continued ability to pay off its indebtedness; ¡the risk of volatility in the market price of metals; ¡the uncertainty inherent in the estimation of mineral reserves and resources; ¡the uncertainty relating to inferred mineral resources; ¡the risks associated with the enforcement of metal offtake agreements and the Company’s ability to continue to meet offtake obligations; ¡the risk related to dependence on limited mining properties; ¡the risk of the underlying assumptions in feasibility studies proving to be inaccurate in future; ¡the risk of insufficient insurance coverage or uninsured risks; ¡the risk of new government regulation having a material impact on the Company’s ability to continue operating; ¡the risk of the loss, material change or inability to secure licences and permits; ¡the uncertainty inherent in the estimation of asset carrying values; ¡the risk of volitilitiy in global financial conditions; ¡the risk of volitility in the market price of common shares; ¡the risk of the Company’s inability to meet its finance requirements; ¡the risk of stricter environmental standards and enforcement or hazards having a material impact on operations; ¡the risk of greater costs and loss of employees due to health risks specific to the location of the Lumwana project; ¡the uncertainty relating to reclamation costs; ¡the risks inherent in international operations relating to political, economic and other uncertainties in foreign countries; ¡the risk of the need for additional mineral resources; ¡the risk that the Company’s commodity hedging program does not succeed in reducing the risk associated with metal price fluctuations; ¡the risk of litigation arising and having a material impact on the Company’s business; ¡the risk of loss, material change or inability to secure or enforce rights under titles or boundaries; ¡the risk of competition having a material adverse effect on the Company’s business and operations; ¡the risk of foreign currency fluctuations having a material adverse affect on the Company’s financial position and operating results; ¡the risk of the loss of or inability to retain adequate human resources and risk of labour unrest; ¡the risk that the Company may decided to pay dividends in future and reducing the Company’s cash position; ¡the risk of future sales of common shares by existing shareholders reducing the share price; ¡the risk of the shareholder rights plan discouraging a potential acquirer from making a bid on the Company which is beneficial to shareholders; ¡the risk of director and/or officer conflicts of interest arising; and ¡the risk of new or future tax laws having a material adverse affect on the Company’s business or financial position.

There are also key risks specific to the Lumwana project, which include, but are not limited to, the following: ¡the risk of restricted access or impeded operations due to the dependence on limited infrastructure for the Luwmana Project; ¡the risk of inflation increasing in Zambia having an adverse effect on results of operations; ¡the risk of the proposed and future changes to the tax regime in Zambia having a material adverse effect on the Company’s financial position; ¡the risk of increased costs related to any environmental or health damage associated with mining uranium which is a radio-active element; ¡the risk of increased costs and loss of employees due to HIV/AIDS, malaria and other diseases specific to Zambia.

A full, detailed description of the above listed risks and uncertainties are included in the Company’s Annual Information Form dated March 15, 2010 which can be found on SEDAR and the Company’s website at www.equinoxminerals.com. Additional risks and uncertainties not currently known to the Company, or that are currently considered immaterial, may also impact the Company, its operations and financial performance and if any such risks actually occur, the business, financial condition and operating results of the Company could be materially affected.

(1)	The terms “C1 operating cost” and “operating profit” are non-GAAP financial measures. See “Non-GAAP Financial Measures”.

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